Exhibit 2.9

17 October 2016

ASX Market Announcements Australian Securities Exchange 20 Bridge Street SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

QUARTERLY ACTIVITIES REPORT
FOR PERIOD ENDING – 30 SEPTEMBER 2016

HIGHLIGHTS

•	Sales of 600,000lb U3O8 at an average selling price of US$25.19/lb (vs. average spot price of US$25.33/lb)

•	Timing of major contract deliveries means sales are once again concentrated in the quarter to 31 December 2016 and expected to be in the range of 1.40Mlb to 1.60Mlb

•	Langer Heinrich Mine

-	U3O8 production 1,293,117lb, up 16% vs. last quarter

-	New record low quarterly C1 cash cost of production of US$16.45/lb (vs. guidance of US$20/lb to US$22/lb)

-	Ore milled of 949,906t, up 13% vs. last quarter

-	Average plant feed grade of 704ppm U3O8, up 5% vs. last quarter

-	Overall recovery of 87.7%, down 2% vs. last quarter

-	Previously announced reduced mining plan to be implemented in the quarter to 31 December 2016

•	Kayelekera Mine

-	Water continued to be treated and discharged successfully during the quarter

•	Cash and cash equivalents at 30 September 2016 of US$27.6M (vs. guidance of US$35M to US$55M)

•
Company protected in the short-term from uranium spot price volatility due to the majority of contracted sales having already been priced. Average selling price for the quarter to 31 December 2016 expected to be in the range of US$27-28/lb

•	Paladin continues to progress previously announced proposed sale of 24% interest in Langer Heinrich Mine and Manyingee transaction

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au

Paladin Energy Ltd - Quarterly Report – September 2016	Page | 2

SAFETY

The Company achieved 818 Lost Time Injury (LTI) free days at the Kayelekera Mine (KM) for ~1.5 Million man hours.  A total of two LTI’s were reported during the quarter at the Langer Heinrich Mine (LHM) and at Aurora-Michelin Project.

The Company’s 12 month moving average Lost Time Injury Frequency Rate (LTIFR) increased to 2.5 as compared to 1.8 at the end of the last quarter.  The 12 month moving average LTIFR for the previous year was 1.4.

The two LTI’s were the result of soft tissue injuries;
•	a process operator sustained an injury to the right ankle descending a fixed ladder; and
•	a maintenance tradesman injured a shoulder while using a drill.

QUARTERLY URANIUM SALES

Total sales for the quarter were 600,000lb U3O8 (vs. guidance of 650,000lb to 750,000lb U3O8) at an average selling price of US$25.19/lb, generating gross sales revenue of US$15.1M.  Sales volumes were lower than expected for the quarter due to the re-timing of sales. Also, as advised at the end of the June quarter, the aggregate sales volume this quarter was lower due to inventory accumulation for a large CNNC delivery and other contract deliveries in the December quarter. Higher uranium sales in the range of 1.40Mlb to 1.60Mlb U3O8 are anticipated for the December quarter, the majority of which has already been priced at a premium to current spot uranium prices.

The TradeTech weekly spot price average for the September quarter was US$25.33/lb.

LANGER HEINRICH MINE, NAMIBIA (75%)

Production and cash cost of production

	2015 Sep Qtr	2015 Dec Qtr	2016 Mar Qtr	2016 Jun Qtr	2016 Sep Qtr
U3O8 production (lb)	1,082,983	1,258,833	1,302,169	1,119,171	1,293,117
C1 cash cost of production (US$/lb)	27.82	25.38	24.13	26.60	16.45

Quarterly U3O8 production of 1,293,117lb was up on the preceding quarter by 16%. The amount of drummed material produced (i.e. U3O8 drummed) for the quarter was also up from last quarter at 1,079,084lb.

LHM unit C1 cash cost of production for the quarter decreased considerably from US$26.60/lb in the June quarter to US$16.45/lb in the September quarter.  This was primarily due to strong operating performance and the impact of a US$168.9M write-down of LHM’s ore stockpiles that occurred at the end of June.  In compliance with International Financial Reporting Standards (IFRS) all inventory has to be measured at the lower of cost or net realisable value. The proposed LHM mine plan adjustment and the current low uranium spot price resulted in the write-down in accordance with IFRS.  The write-down reduced the current medium and low grade ore stockpiles to zero value, therefore this quarter’s C1 cash cost of production no longer include these non-cash inventory costs.

Mining
	2015 Sep Qtr	2015 Dec Qtr	2016 Mar Qtr	2016 Jun Qtr	2016 Sep Qtr
Ore mined (t)	833,057	680,892	673,517	744,161	1,247,014
Grade (ppm U3O8)	705	757	789	620	721
Low grade ore mined (t)	811,805	535,358	304,267	646,934	1,288,380
Grade (ppm U3O8)	317	319	323	325	320
Waste (t)	4,679,474	5,334,716	5,056,750	4,272,713	4,022,623
Total Ore and Waste (t)	6,324,336	6,550,966	6,034,534	5,663,808	6,558,017
Waste/ore ratio	6.6	8.6	8.0	6.6	4.3

Total mined volume for the quarter was up 16% on the prior quarter. Ore (high and medium grade) mined volume and grade for the quarter was up 68% and 16%, respectively, due to a lower strip ratio. Mining focus was shifted from the west (Pit H5) to the east (Pits F1 and F2).

Paladin Energy Ltd - Quarterly Report – September 2016	Page | 3

Run-of-Mine (RoM) ore stockpiles increased during the quarter as predicted in the previous quarter. Lower stockpile levels will remain when the high grade ore is depleted in Pit H3-south by mid October 2016. The RoM medium grade ore is still being supplemented by medium grade ore from long term stockpiles in line with the mine plan.

TSF5 earthworks, which commenced in late June, will continue until the end of December. The target completion date for the facility construction remains the end of April 2017.

The previously announced LHM mine plan adjustment involving reduced mining material movement, combined with processing plant feed coming from stockpiled low and medium grade ores will be implemented within the quarter to 31 December 2016. The mine plan adjustment has been designed to improve LHM operating cash flows for a period of two to three years.

Processing
	2015 Sep Qtr	2015 Dec Qtr	2016 Mar Qtr	2016 Jun Qtr	2016 Sep Qtr
Ore milled (t)	847,016	903,187	981,083	842,861	949,906
Grade (ppm U3O8)	706	714	705	670	704
Overall recovery (%)	82.2	88.5	85.5	89.2	87.7
U3O8 production (lb)	1,082,983	1,258,833	1,302,169	1,119,171	1,293,117

U3O8 production for the September quarter was up 16% on the prior quarter mainly due to an increase in ore milled which was associated with higher than budgeted RoM uptime that was partially offset by lower process water availability. The lower process water availability was caused by a five day planned NamWater/Areva desalination plant shutdown. Several new recovery bores have been drilled in the TSF3 system, however the yields from these have been lower than expected.  The strategy now is to equip all bores and operate these together to achieve the desired recovery. This work is expected to be in place during the March 2017 quarter.

Sodium carbonate levels have returned to normal in the Pregnant Liquor Solution (PLS) however chloride and sulphate contaminants have increased.  Consequently, ion exchange and Bicarbonate Recovery Plant performances were adversely impacted.

KAYELEKERA MINE, MALAWI (85%)

Operations

The Kayelekera Mine (KM) remains on Care and Maintenance.

The water treatment program continues to run to plan and as a result of the low water flow levels of the Sere River, from 13 August 2016 treated water from mine site is being discharged to the Fresh Water Pond onsite.

As part of the approval process for the Water Discharge Licence Application the application was submitted to the Malawi Government National Water Resource Authority Technical Committee on 19 and 20 September 2016 in Lilongwe.  The Malawian Government has subsequently asked the Company to attend a meeting to discuss some technical matters regarding the application in the last week of October with a view to finalising the application.

There was no lime water treatment for the September quarter. The membrane water treatment plant was brought back online on 5 June 2016 and continues to treat water. A total of 94,869m3 water was treated in the September quarter, with 42,077m3 being discharged into the Sere River up until 12 August 2016 and 41,463m3 to the Fresh Water Pond from 13 August 2016 to the end of the quarter.

As of 30 September 2016 the water inventories in the major water storage ponds have been reduced, with Runoff Water Pond 2 at 57% of total capacity, Decant Pond at 71% of total capacity and the Tailings Storage Facility at 39% of recommended capacity. The reason for the increase in Tailings Storage Facility water inventory is that Decant Pond Water is being transferred to the Tailings Storage Facility to take advantage of the larger shallow water surface area for evaporation. Work has also been completed in the restricted release catchment zone of the mine waste rock dump area to improve storage ability and water release control of rainfall runoff over the wet season. The storage ponds are on track to reach their pre wet season targets and are well below the levels for the same period last year.

Paladin Energy Ltd - Quarterly Report – September 2016	Page | 4

Exploration

An application to vary the commitments on EPL417 – Rukuru and EPL418 – Uliwa has been submitted to the Malawi Department of Mines and the Company is awaiting a response. In the meantime the Company continued with processing of the regional geophysical data (radiometrics, magnetics and gravity) obtained from the Government of Malawi with the intention of defining additional exploration targets within the current tenement package. Exploration of these prospects will commence once the total commitments for the two most recently granted tenements has been resolved. Local prospecting on both ML152 and EPL225 has continued with ground radiometric surveys and trenching, no significant mineralisation has been identified to date.

MANYINGEE-CARLEY BORE PROJECT, WESTERN AUSTRALIA (100%)

Manyingee

The small scale field leach trial application document has been progressed during the quarter with the environmental and radiation portions being the most significant outstanding. It is expected that, once the processing engineering work has been completed the document will be available for submission to the West Australian Department of Mines and Petroleum during the December quarter.

Carley Bore

The previously planned drilling programme at Carley Bore has now been commenced with the first hole expected to be started early in October. The drilling and associated passive seismic survey has been designed to address the expenditure commitments on the tenements prior to renewal in late December, provide infill and confirmation of the existing Carley Bore resource – particularly down hole electric logs which had not previously been completed in the resource area and provide better definition on the geological interpretation of the likely mineralisation position on the northern tenement. It is expected that the drilling programme will be completed prior to the end of November, with results being available at the end of the December quarter.

AURORA-MICHELIN URANIUM PROJECT, CANADA (100%)

Following on from last years (northern summer) soil survey programme a small infill soil survey has now been completed and was successful in both infilling in some gaps in the previous survey and extending some areas on the periphery. The final clean-up of the Jacques Lake exploration camp was also completed and this will, following government inspection and approval, allow for the return of the current camp environmental bond. Initial indications are that there is only very minor remedial action required following the removal of the camp.

Once the infill soil survey has been integrated with the existing soil survey it is expected that a better defined surface exploration model for both Michelin and Rainbow style deposits can be established. It is intended that the soil survey programme will be extended in coming field seasons to cover some of the other prospective areas within the Central Mineral Belt in order to target additional deposits currently under cover.

MOUNT ISA URANIUM PROJECTS, QUEENSLAND (82% to 100%)

No additional work has been undertaken on the deposits in the Mount Isa region during the September quarter. It is expected that all the remaining material from the recent ANSTO test work programme will be returned to Summit Resources Mount Isa sample storage facility in the near future.

CORPORATE

Group cash and cash equivalents

At 30 September 2016, the Group’s cash and cash equivalents were US$27.6M, a decrease of US$31.6M from US$59.2M at 30 June 2016. Guidance previously provided was for the 30 September 2016 cash balance to be in the range of US$35M to US$55M, but lower than anticipated sales volumes (due to re-timing of sales), together with higher ore and waste mined and the late payment of VAT refunds resulted in a reduction of cash flow within the quarter of approximately US$15M. The majority of this is expected to be received in the quarter to 31 December 2016.

Paladin Energy Ltd - Quarterly Report – September 2016	Page | 5

URANIUM MARKET

The TradeTech weekly spot price average for the September quarter was US$25.33/lb, a fall of 8% compared to the June 2016 quarter and a 31% decrease compared to the September 2015 quarter. TradeTech’s end-September spot price of US$22.25/lb was the lowest level observed since February 2005.

The uranium market continues to see purchasing levels lower than consumption levels implied by nuclear power generation figures (i.e., utilities are running down inventories and term contracting positions). This behaviour is being caused by: utilities perceiving the uranium market is more than adequately supplied for the medium term; and issues of uncertainty in key nuclear power markets, the key one being the USA, where the Presidential election contest includes a ‘climate change sceptic’ candidate.

Final contracts for the Hinkley Point C nuclear station were signed in London on 29 September 2016. The contracts, signed between the UK Government, Electricite de France and China General Nuclear, mark the end of the project development phase and moves the project into construction. The station’s two EPR plants are scheduled to begin operations in 2025 and will provide approximately 7% of the UK’s future electricity needs. Areva subsequently announced it had signed contracts to deliver the two nuclear reactor systems as well as a long-term fuel supply agreement for the plant.

Developments in Japan continue to be conflicted. Kyushu Electric Power Co. has resisted calls from a newly elected local governor to halt operations at Sendai Units 1 & 2, however, both units are scheduled to be taken offline for periodic maintenance inspections in the final quarter of 2016. Meanwhile, despite positive progress towards securing lifetime extensions for Takahama 1 & 2 and Mihama 3, Kansai Electric’s appeal against an injunction halting operation of Takahama 3 & 4 was rejected at the District court level and must now progress to the Osaka high court.

In August the New York Public Service Commission announced the implementation of a Clean Energy Standard requiring that 50% of New York’s power should come from clean and renewable sources (including nuclear) by 2030. The Clean Energy Standard will provide subsidies to existing nuclear plants and its announcement was followed by news that Exelon would invest US$200M in upgrading its Ginna and Nine Mile Point reactors within the state as well as complete the purchase of the FitzPatrick station from Entergy. Under Entergy’s ownership, the FitzPatrick plant had been slated for closure in January 2017. Following on from the New York developments, Illinois lawmakers have hinted that similar measures could be implemented to save Exelon’s Quad Cities and Clinton plants from early closure.

GUIDANCE UPDATE

Operating and financial

Key relevant guidance items for the quarter to 31 December 2016 include:

•	Uranium Sales – Anticipated to be in the range of 1.40Mlb to 1.60Mlb U3O8.

•	LHM C1 cash costs – Expected to be within the range of US$17/lb to US$19/lb.

•
Cash and cash equivalents balance as at 31 December 2016 – Forecast to be in the range of US$25M to US$35M (excluding one-off items such as any proceeds received from the previously announced strategic initiatives).

Corporate

The previously announced strategic initiatives regarding the sale of a 24% interest in LHM for US$175M and sale of an interest in Manyingee project to MGT continue to be progressed in the documentation stage. Paladin intends to use funds received from the strategic initiatives, together with existing cash reserves, to fully repay the US$212M outstanding amount of the Convertible Bonds due April 2017.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Declaration
The information in this Announcement relating to exploration and mineral resources is, except where stated, based on information compiled by David Princep B.Sc P.Geo who is a Fellow of the AusIMM and a Licensed Professional Geoscientist in the Province of Newfoundland and Labrador. Mr Princep has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity that he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”, and as a Qualified Person as defined in NI 43-101. Mr Princep is a full-time employee of Paladin Energy Ltd and consents to the inclusion of this information in the form and context in which it appears.